14040110

SEC Mail Processing Section

MAR 04 2014

Washington DC 405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-68422

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Continuity Partners Group, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1776 Pleasant Plain Road
(No. and Street)

Fairfield	Iowa	52556
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carla Stone 641-472-5100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

221 3rd Avenue SE Ste 300	Cedar Rapids	Iowa	52401
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Carla Stone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Continuity Partners Group, L.L.C., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL IOWA
GRETCHEN A RASMUSSEN
Commission Number 764468
My Commission Expires
8-31-2016

Carla Stone
Signature

VP, Finance/Controller
Title

Gretchen A Rasmussen
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Continuity Partners Group, L.L.C.

Financial Report
December 31, 2013

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
Continuity Partners Group, L.L.C.
Fairfield, Iowa

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Continuity Partners Group, L.L.C. (the Company) as of December 31, 2013 and 2012, and the related statements of income, changes in members' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continuity Partners Group, L.L.C. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

McGladrey LLP

Cedar Rapids, Iowa
February 25, 2014

Continuity Partners Group, L.L.C.

Statements of Financial Condition
December 31, 2013 and 2012

Assets	**2013**	2012
Cash and cash equivalents	**$ 8,729,841**	$ 8,617,964
Prepaid expenses	**32,710**	21,711
Notes receivable from members	**4,370,561**	2,945,170
Receivable from a related party	**212,972**	106,029
Securities owned, at market value	**5,253,259**	3,074,646
Intangible assets - rep/advisor contribution and assignment agreements, net of accumulated amortization of 2013 $3,343,046; 2012 $2,050,971	**19,938,932**	16,184,066
	$ 38,538,275	$ 30,949,586

Liabilities and Members' Equity		
Liabilities:		
Accounts payable	**$ 24,387**	$ 6,595
Due to affiliate	**4,695**	2,094
Total liabilities	**29,082**	8,689
Commitments and Contingencies (Note 8)		
Members' Equity:		
Members' equity contributions, net of redemptions	**30,954,755**	26,346,692
Additional capital contributions	**1,622,325**	1,209,747
Equity issuance costs	**(188,498)**	(179,364)
Member's equity subscribed	**37,202,563**	25,636,618
Promissory note due from member for member's equity subscribed	**(37,202,563)**	(25,636,618)
Retained earnings	**6,120,611**	3,563,822
Total members' equity	**38,509,193**	30,940,897
	$ 38,538,275	$ 30,949,586

See Notes to Financial Statements.

Continuity Partners Group, L.L.C.

Statements of Income
Years Ended December 31, 2013 and 2012

	2013	2012
Revenue:		
Assignment payments - fees	$ 3,353,907	$ 2,397,715
Assignment payments - commissions	2,434,001	1,611,363
Other	208,227	203,190
Total revenue	5,996,135	4,212,268
Expenses:		
Administrative services	369,547	276,071
Professional fees	98,734	118,373
Marketing	35,501	13,018
Travel	46,715	28,823
Amortization of intangible assets	1,292,075	2,050,971
Other	45,002	38,665
Total expenses	1,887,574	2,525,921
Net income	$ 4,108,561	$ 1,686,347

See Notes to Financial Statements.

Continuity Partners Group, L.L.C.

Statements of Changes in Members' Equity
Years Ended December 31, 2013 and 2012

	Members' Equity Contributions	Additional Paid in Capital	Equity Issuance Costs	Member's Equity Subscribed	Promissory Note Due for Member's Equity Subscribed	Retained Earnings	Total Members' Equity
Balance, December 31, 2011	$ 19,855,940	$ 597,085	$ (161,531)	$ 24,321,538	$ (24,321,538)	$ 2,901,469	$ 23,192,963
Proceeds from payment on Class A2 member units subscribed	2,000,000	-	-	(2,000,000)	2,000,000	-	2,000,000
Issuance of Class A3 member units in exchange for rep/advisor contribution and assignment agreements	5,087,453	-	(17,833)	-	-	-	5,069,620
Contribution of additional capital related to subscribed Class A2 member units	-	612,662	-	-	-	-	612,662
Adjustment in value of promissory note	-	-	-	3,315,080	(3,315,080)	-	-
Redemption of Class A3 member units	(596,701)	-	-	-	-	-	(596,701)
Distribution to members	-	-	-	-	-	(1,023,994)	(1,023,994)
Net income	-	-	-	-	-	1,686,347	1,686,347
Balance, December 31, 2012	26,346,692	1,209,747	(179,364)	25,636,618	(25,636,618)	3,563,822	30,940,897
Issuance of Class A3 member units in exchange for rep/advisor contribution and assignment agreements	4,893,913	-	(9,134)	-	-	-	4,884,779
Contribution of additional capital related to subscribed Class A2 member units	-	412,578	-	-	-	-	412,578
Adjustment in value of promissory note	-	-	-	11,565,945	(11,565,945)	-	-
Adjustment in A3 member equity	(50,768)	-	-	-	-	-	(50,768)
Redemption of Class A2 member units	(164,836)	-	-	-	-	-	(164,836)
Redemption of Class A3 member units	(70,246)	-	-	-	-	-	(70,246)
Distribution to members	-	-	-	-	-	(1,551,772)	(1,551,772)
Net income	-	-	-	-	-	4,108,561	4,108,561
Balance, December 31, 2013	**$ 30,954,755**	**$ 1,622,325**	**$ (188,498)**	**$ 37,202,563**	**$ (37,202,563)**	**$ 6,120,611**	**$ 38,509,193**

See Notes to Financial Statements.

Continuity Partners Group, L.L.C.

Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	2013	2012
Cash Flows from Operating Activities:		
Net income	$ 4,108,561	$ 1,686,347
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of intangible assets	1,292,075	2,050,971
Change in assets and liabilities:		
(Increase) decrease in prepaid expenses	(10,999)	11,890
(Increase) in securities owned	(2,178,613)	(3,074,646)
(Increase) decrease in receivable from related party	(106,943)	122,400
Increase (decrease) in accounts payable	17,792	(1,580)
Increase (decrease) in due to affiliate	2,601	(10,461)
Net cash provided by operating activities	3,124,474	784,921
Cash Flows from Investing Activities:		
Disbursements on notes receivable from members	(2,224,432)	(2,353,186)
Payments received on notes receivable from members	799,041	562,200
Purchase of rep/advisor contribution and assignment agreements for cash	(215,396)	(273,062)
Net cash (used in) investing activities	(1,640,787)	(2,064,048)
Cash Flows from Financing Activities:		
Proceeds from payment on Class A2 member units subscribed	-	2,000,000
Equity issuance costs	(9,134)	(17,833)
Contribution of additional capital related to Class A2 member units subscribed	412,578	612,662
Redemption of Class A2 member units for cash	(164,836)	-
Redemption of Class A3 member units for cash	(58,646)	(591,570)
Cash distributions paid to members	(1,551,772)	(1,023,994)
Net cash (used in) provided by financing activities	(1,371,810)	979,265
Net increase (decrease) in cash and cash equivalents	111,877	(299,862)
Cash and cash equivalents, at beginning of year	8,617,964	8,917,826
Cash and cash equivalents, at end of year	$ 8,729,841	$ 8,617,964
Noncash Investing and Financing Activities:		
Appreciation of promissory note and subscribed member units	$ 11,565,945	$ 3,315,080
Issuance and adjustment of member units in exchange for rep/advisor contribution and assignment agreements	$ 4,831,545	$ 5,082,322

See Notes to Financial Statements.

Note 1. Summary of Significant Accounting Policies

Organization and business: Continuity Partners Group, L.L.C. (Company) was organized as a limited liability company in Iowa on June 8, 2009. Through November 4, 2009, the Company was managed by its sole member, Continuity Management Group, L.L.C. (CMG), a wholly owned subsidiary of Cambridge Investment Group, Inc. (CIG). On November 4, 2009, the then largest shareholder of CIG, the Eric Schwartz Revocable Trust, subscribed for member units in the Company and on November 11, 2009, CMG subscribed for member units in the Company. On January 11, 2010, the Company through a private placement of its member units acquired interests in the intangible assets (primarily customer relationships) of 41 registered representatives and investment advisor representatives (rep/advisors) all of whom held their securities registrations with Cambridge Investment Research, Inc, (CIR) and Cambridge Investment Research Advisors, Inc. (CIRA), both wholly owned subsidiaries of CIG; or with CIR and another independent registered investment advisor (RIA). The Company's acquired rights in these intangible assets include the right to a percentage of the revenue generated by the rep/advisor members through use of the intangible assets and the right to proceeds of any sale of the intangible assets in proportion to its ownership in them. These rights are documented through a Contribution and Assignment Agreement executed by each rep/advisor member. On January 2, 2012, and on January 3, 2013, the Company closed a third and fourth private placement of its member units, acquiring interests in practice-related intangible assets of 34 and 19 additional rep/advisors, respectively, all of whom held their securities registrations with CIR and CIRA or with CIR and another RIA. A fifth private placement of member units closed on January 2, 2014: see subsequent events footnote.

In exchange for the acquired intangible assets and the rights therein, the Company offers its rep/advisor members, in addition to equity interests in itself, a suite of services including enhanced practice management, marketing, recruiting, business management and succession planning consulting, as well as access to financing for succession plan implementation, practice acquisitions, and working capital for other growth strategies.

The Company is registered with the Securities and Exchange Commission (SEC) as an investment adviser and with the Financial Industry Regulatory Authority (FINRA) as a broker dealer. None of the Company's members hold securities registrations with the Company, nor does the Company provide brokerage or investment advisory services.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the amortization method and life of intangible assets, appreciation in promissory note due from Class A2 member for member's equity subscribed, valuation of potential liability from redemption of member units, valuation of positive and negative incentive units and management fee allocation.

Cash equivalents: The Company considers liquid investments with maturities of three months or less to be cash equivalents.

Concentration of credit risk: The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash and cash equivalents.

Note 1. Summary of Significant Accounting Policies (Continued)

Notes receivable from members: The Company may provide financing to rep/advisor members for succession plan implementation, practice acquisitions or working capital for other growth strategies. Interest charged on these loans is currently the Wall Street Journal prime rate plus two percent. Working capital loans are currently expected to fully amortize in one to two years. Succession planning implementation and practice acquisition loans are currently expected to fully amortize in five years. The interest rate on loans for succession planning implementation and practice acquisitions resets annually on January 1 to the then current prime rate plus two percent. Loans to members are collateralized by a member's practice assets not already owned by the Company and by the member's equity in the Company.

Intangible assets – rep/advisor contribution and assignment agreement: Registered representatives of CIR and investment advisor representatives of CIRA or another independent RIA, who meet eligibility requirements, may become Class A3 members of the Company by exchanging a negotiated portion of certain of their practice related assets, primarily customer relationships, for Class A3 member units. In some cases a portion of the consideration may be paid in cash. Coincident with the contribution of these practice related assets, the rep/advisor assigns to the Company a negotiated percent of the revenues the rep/advisor derives from the contributed assets. Such rep/advisors' practice related assets are valued by the Company using a multiple of 12 months trailing asset-based (recurring) revenue and a multiple of 12 months trailing transaction-based (non-recurring) revenue generated by the rep/advisor from those assets. During the year ended December 31, 2012, the Company reassessed the useful life assigned to the intangible assets. The Company changed the useful life from indefinite to 20 years on a retrospective basis and considered the affect of this reassessment to be immaterial. The intangibles are amortized over the estimated useful life of 20 years using primarily the straight-line method. The Company periodically reviews the appropriateness of the amortization period and method. These assets are stated at amortized cost. Amortization expense was $1,292,075 and $2,050,971 for the years ended December 31, 2013 and 2012, respectively. Estimated amortization expense is $1,160,000 for each of the years in the five year period ending December 31, 2018.

Member equity: The Company has issued three classes of member units. Class A1 units were issued to the Company's managing member, CMG, in exchange for cash and certain intellectual property, in particular the concept and structure of the Company. Class A2 units were issued to the Eric Schwartz Revocable Trust and to certain other senior management of CIG, for cash and, in the case of the Trust, a promissory note. Class A3 units were issued to eligible rep/advisors in exchange for certain practice related intangible assets, primarily customer relationships, and for assignment by the rep/advisor of a negotiated percent of the revenues derived by the rep/advisor from those assets. In June 2011, the Eric Schwartz Revocable Trust assigned all Class A2 units it received for cash to the Mary Sue Schwartz Revocable Trust. In June 2012, the Eric Schwartz Revocable Trust assigned all Class A2 units it received in exchange for the promissory note to the Mary Sue Schwartz Revocable Trust.

Note 1. Summary of Significant Accounting Policies (Continued)

Promissory note from Class A2 member for member's equity subscribed: The Company holds a promissory note from the Eric Schwartz Revocable Trust for its subscription for units above the number of units originally issued to it for cash and subsequently assigned by it to the Mary Sue Schwartz Revocable Trust. The company accounts for the note as contra equity, offsetting the member's equity subscribed. The note was issued for $20,000,000, the value of 8,733,624 shares of the common stock of CIG as determined by independent appraisal, and is collateralized by those shares. The face amount of the note varies as a function of the value of the collateral shares. The Company adjusts the carrying value of both the note and the member units subscribed accounts twice annually, once between October 1 and December 31, using the value of the shares of CIG common stock as calculated by independent appraisal as of September 30, and a second time between April 1 and June 30, using the value of the shares of CIG common stock as of the prior year end as calculated by independent appraisal. Terms of the note require payment to the Company of any dividends received by the member on the CIG common stock collateral, reduced for a tax dividend defined as 45% of the member's distributive share of CIG's net income attributable to the CIG common stock collateral. This dividend net of the tax related portion is accounted for by the Company as additional capital contribution from the Class A2 unit holder and was $412,578 and $612,662 for the years ended December 31, 2013 and 2012, respectively. Payments of principal are to be made on the note in two installments, each due within 45 days of CIG's receipt of its annual valuation as of December 31, 2023 and 2025. Payments of principal in whole or in part prior to these dates may be made upon mutual agreement between the Company and the Class A2 member. In February 2012 and March 2011, the Class A2 member made such prepayments, each in the amount of $2,000,000. As payments are made on the note, the number of CIG common stock shares that are collateral for the note is reduced in the same ratio as the payment bears to the current value of the note. After the February 2012 prepayment the number of CIG shares that are collateral for the note was 7,366,844.

Succession plans: Succession plans are prepared in advance of a Class A3 member's retirement in order to afford an orderly transition of the member's practice to an approved successor member. Under the terms of an approved succession plan, the Company may loan an approved successor member between 35 and 43 percent (typically 35 percent) of the purchase price of the retiring member's practice related assets, primarily customer relationships, valued as described above, and may itself acquire an additional 12 to 20 percent ownership interest in those assets. Typically the date of the Class A3 member's exit or retirement from the rep/advisor practice is not known or fixed as of the date of the succession plan agreement; nor is the future value of the member's rep/advisor practice known or knowable as of the date of the succession plan agreement. Consequently, the Company upon entering into a succession plan agreement does not record a liability for financing the succession plan or for acquiring an additional interest in the member's rep/advisor practice. As of December 31, 2013 and 2012, the Company was not a party to any prospective succession plan agreement as described here; however, the Company had provided financing for five members to acquire an increased interest in the rep/advisor practices of other members, pursuant to actual succession plan implementations.

Continuity plans: Continuity plans are emergency succession plans meant to provide an orderly transition of a Class A3 member's practice in the event of the member's death or disability. All Class A3 members are required to prepare a continuity plan upon joining the Company, if they do not already have one in place. The Company has the right to review and approve such continuity plans but is not itself a party to them.

Note 1. Summary of Significant Accounting Policies (Continued)

Redemption of member units: Class A2 and Class A3 members may request the Company to redeem up to 25% of their member units at any time. Such a redemption, if approved by the Company's Board of Directors, would require, in the case of a Class A2 member, a simultaneous repurchase by the member of any amounts outstanding on the promissory note in the same proportion as the member is redeeming Class A2 units; and, in the case of an A3 member, may require, at the discretion of the Board of Directors, a simultaneous repurchase of the intangible assets contributed by the member in the same proportion as the member is redeeming class A3 units. No discount is applicable to the redemption in either of these cases nor are incentive units (see below) liquidated. In the case of the Class A2 member, a denial of the redemption request may not be appealed to the Company's Advisory Board. Class A3 members may appeal a denial but may also be required - with no possibility of appeal to the Advisory Board - to repurchase the intangible assets contributed. Such a simultaneous repurchase of the Class A3 member's contributed intangibles would likely substantially offset the Company's liability in the redemption. Since redemptions of up to 25% of either the Class A2 or Class A3 members units are not certain, do not have a fixed date or fixed amount, and, in addition, in the case of the Class A3 member, may be substantially offset with the requirement to repurchase the members' contributed intangible, the Company has not recorded a liability for the possibility of redemption requests up to 25% of either a Class A2 or Class A3 member's units as of December 31, 2013 and 2012.

Class A3 members may request redemption of units above 25% up to 100%, or under certain circumstances may be required to redeem all of their units. A Class A3 member's request to redeem more than 25% up to 100% of member units, if denied by the Board of Directors, may not be appealed to the Advisory Board. The Board of Directors may require a Class A3 redeeming member to simultaneously repurchase the intangible assets contributed by the member in the same proportion as the member is redeeming Class A3 units. Unless the Class A3 member's request is to redeem 100% of such member's units, the member's incentive units will not be settled. If the terms of the redemption request are inconsistent with the member's approved succession plan, the Company may apply a penalty discount to the repurchase price of the member units. Such penalty discounts may be appealed to the Advisory Board. The Company's redemption of units under any circumstance is subject to the Company's ability to maintain compliance with Rule 15c3-1 (the net capital rule).

Termination of either a Class A2 or Class A3 member's securities registration with CIR requires redemption of 100% of the members' units and simultaneous repurchase by the member of, in the case of Class A2 members, the principal owing on the promissory note, or in the case of Class A3 members, the contributed intangible assets. In both Class A2 and Class A3 redemptions due to termination of the member's securities registration with CIR, if the redemption of units is inconsistent with an approved succession plan, the Company may apply a discount to the value of the units redeemed. Application of the discount may be appealed to the Advisory Board.

For the year ended December 31, 2013, the Company redeemed 25,332 members' units for a Class A3 member, in a redemption of 25% of the member's total units, for $48,637; the Company redeemed 11,120 members' units for a Class A3 member, in a redemption of 100% of the member's total units, for $21,609; and the Company redeemed 82,418 members' units for a Class A2 member, in a redemption of 100% of the member's total units, for $164,836. The Class A3 member redeeming 100% of that member's total units was required to repurchase the intangible assets acquired from the member at the time of the member's joining the Company. Incentive units issued to the member were also redeemed. For the year ended December 31, 2012, the Company redeemed 314,330 members' units for 5 members, in each case a redemption of 25% of the members' total units, for $591,570.

Note 1. Summary of Significant Accounting Policies (Continued)

Since redemption requests of greater than 25% in the case of the Class A3 member, or redemptions of 100% of Class A2 or Class A3 members due to termination of securities registrations with CIR, do not have a fixed date or fixed amount and, in the case of the Class A3 member, may be substantially offset with the requirement to repurchase the member's contributed intangible, the Company has not recorded a liability for the possibility of redemption requests of greater than 25% of a Class A3 member's units or for the possibility of 100% redemptions upon termination of either a Class A2 or class A3 member's securities registration with CIR as of December 31, 2013 and 2012.

Incentive units: The Company may from time to time in the sole discretion of its Board of Directors issue positive or negative incentive units to members based on the members' contribution to the Company, which in the case of Class A3 members, may, for example, be measured as growth of the Class A3 members' rep/advisor practice value or the growth in revenues assigned to the Company; and in the case of a Class A2 member, may be measured as growth in the value of the shares of CIG stock collateralizing a Class A2 member's promissory note to the Company. Such incentive units do not constitute an equity interest in the Company. Annual awards of positive and negative incentive units are expected to sum to zero. Upon the redemption of 100% of a Class A2 or Class A3 member's equity units as described above or upon the dissolution of the Company, incentive units entitle the holder to receive a cash payment equal to the number of positive incentive units held multiplied by the then-current value of such units or, in the case of negative incentive units, require the holder to make a cash payment to the Company on the same basis. The value of a member's incentive units issued and outstanding at any point in time is equal to the value of a single unit of members' equity as determined at the most recent year end by independent appraisal, multiplied by the member's net positive and negative incentive units issued and outstanding. The sum of all issued and outstanding incentive units will be zero until the first member exits through a 100% redemption of equity units and such exit triggers a settlement of that member's incentive units. The Company's net obligation to pay or right to receive cash in the event of redemptions or a dissolution of the Company will not be accounted for as either a liability or a receivable because the dates of such redemptions or dissolution are not determinable in advance; nor is the value of the incentive units a fixed amount. Since settlement of a member's issued and outstanding incentive units occurs only upon the member's complete exit from the Company and is in effect an adjustment of the member's equity value at the time of redemption of the member's equity units, the Company will account for the settlement through a members' equity contra account. As of December 31, 2013, the Company had issued 1,146,132 positive incentive units and 1,144,757 negative incentive units (after the 2013 100% exit of a member with negative units), with an estimated per unit value of $2.22 per independent valuation as of September 30, 2013. The fair value of positive and negative incentive units of $2,544,413 and $2,541,361, respectively, is not shown as a liability or receivable in the financial statements in accordance with the above accounting guidance.

Income taxes: The Company is a limited liability company taxed as a partnership. The Company's members are liable for federal and state income taxes on their proportionate share of its taxable income.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the years ended December 31, 2013 and 2012, the Company had no uncertain tax positions that are required to be recorded as a liability.

The Company files income tax returns in U.S. federal jurisdiction and various states. The Company is subject to U.S. federal, state and local tax examinations by tax authorities for the years 2010 through 2013.

Note 1. Summary of Significant Accounting Policies (Continued)

Revenue recognition: Revenue assigned to the Company through Class A3 members' contribution and assignment agreements is recognized when it is reported to the member by CIR. As all Class A3 members must have their securities registrations with CIR and are paid through CIR for services rendered to their customers, the Company's revenue is normally paid to it by CIR at the same time that CIR pays its registered representatives, which in turn is within days of its being reported to the registered representatives.

Securities owned or sold, but not yet purchased by the Company are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions on a trade date basis. Securities owned and securities sold, not yet purchased, are valued using quoted market prices.

Fair value measurements: The Fair Value Measurements Topic of the FASB Codification defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. This topic applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability.

The three levels of the fair value hierarchy under this topic are described below:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2: Inputs other than quoted prices within level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a level 2 input could result in the level 2 measurement becoming a level 3 measurement.

Level 3: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of valuation. These financial instruments are classified as level 1 in the fair value hierarchy.

Note 1. Summary of Significant Accounting Policies (Continued)

There were no financial instruments classified as level 2 or 3 in the fair value hierarchy as of December 31, 2013 and 2012.

There have been no changes in valuation techniques used for any assets measured at fair value during the years ended December 31, 2013 and 2012. There were no significant transfers of assets between levels 1, 2 and 3 of the fair value hierarchy during the years ended December 31, 2013 and 2012.

Note 2. Securities Owned

Marketable securities owned consist of trading and investment securities at fair values and all are classified as level 1 in the fair value hierarchy, as follows:

	2013	2012
Mutual funds, consisting of 76.2 % and 59.7% fixed income/bond funds at December 31, 2013 and 2012, respectively, with remaining invested in equity funds	$ 5,253,259	$ 3,074,646

Note 3. Promissory Notes Receivable from Class A3 members

Promissory notes receivable from Class A3 members at December 31, 2013 and 2012 consist of the following:

	2013	2012
Class A3 member succession plan financing	$ 1,491,202	$ 2,008,263
Class A3 member working capital financing	1,419,256	441,282
Class A3 member acquisition financing	1,460,103	488,933
Class A3 intangible repurchase upon exit	-	6,692
	$ 4,370,561	$ 2,945,170

Note 4. Intangible Assets – Rep/Advisor Contribution and Assignment Agreements

Intangible assets – contribution and assignment agreements at December 31, 2013 and 2012 consist of the following:

	2013	2012
Balance, beginning	$ 16,184,066	$ 12,879,653
Rep/advisor members' practice related assets acquired (primarily customer relationships)	5,109,309	5,360,515
Amortization of intangible	(1,292,075)	(2,050,971)
Adjustment for member exit	(11,600)	(5,131)
Adjustment to rep/advisor members' acquired intangible	(50,768)	-
Balance, ending	$ 19,938,932	$ 16,184,066

Note 5. Members' Equity

As of December 31, 2013 and 2012, the following classes and units were outstanding:

	2013	2012
Class A1	8,300,610	8,300,610
Class A2 - fully paid	8,851,568	8,933,986
Class A2 - subscribed for	18,538,543	18,538,543
Class A3	18,412,855	15,942,031
	54,103,576	51,715,170

The Company declared and distributed $1,551,172 and $1,023,994 to members during the years ended December 31, 2013 and 2012, respectively.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. FINRA Rule 4110(c) prohibits withdrawal of equity capital for one year from contribution, except with prior approval from FINRA in writing. As of December 31, 2013, the Company had net capital of $13,166,029, which was $13,161,029 in excess of its required net capital of $5,000. The Company's ratio of net capital to aggregate indebtedness was 0.22%.

Note 7. Related Party Transactions

The Company has a management agreement with its managing member, CMG, and an affiliate of CMG's parent, CIG. Under the agreement, all equipment, office space and administrative support required by the Company are provided by the affiliate. Salaries and benefits of affiliate's employees devoting more than 50% of their time to the Company are billed to the Company by the affiliate, plus an overhead factor equal to 10% of those salaries and benefits. If the estimated sum of these charges were to exceed 15% of the Company's gross revenue within any calendar year, prior notice to and approval of the Company would be required before the charges could be incurred. The affiliate was paid management fees amounting to $369,547 and $276,071 during the years ended December 31, 2013 and 2012, respectively.

The Company has receivables from affiliates of $212,972 and $106,029 as of December 31, 2013 and 2012, respectively.

Note 8. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued. See below for a discussion of subsequent events noted.

On January 2, 2014, the Company through a fifth private placement of its member units acquired interests in the intangible assets (primarily customer relationships) of 27 rep/advisors' practices, all of whom have their securities registrations with CIR and CIRA or with CIR and another RIA. The Company issued 1,801,625 member units in exchange for rep/advisor practice related assets valued at $3,999,608.

On January 2, the Company redeemed 91,732 units for one member, representing 25% of the member's total units, for $203,645; and redeemed 34,687 units for another member, representing 75% of the member's total units, for $77,005.

On January 15, the Company redeemed 47,506 units for one member, representing 25% of the member's total units, for $105,463.

Continuity Partners Group, L.L.C.

Schedule I. Computation of Net Capital Under Rule 15c3-1
December 31, 2013

Computation of net capital:	
Members' equity	$ 38,509,193
Non-allowable assets and other charges:	
Notes receivable from members	4,370,561
Intangible assets - rep/advisor contribution and assignment agreements	19,938,932
Prepaid expenses	32,710
Receivable from a related party	212,972
Net capital before haircuts on securities positions	13,954,018
Haircuts on securities positions and money market accounts	787,989
Net capital	$ 13,166,029
Computation of aggregate indebtedness:	
Items from statement of financial condition:	
Accounts payable	$ 24,387
Due to affiliate	4,695
Total aggregate indebtedness	$ 29,082
Computation of basic net capital requirement:	
Minimum requirements of 6.67% of aggregate indebtedness of $29,082 or $5,000, whichever is greater	$ 5,000
Excess net capital	$ 13,161,029
Ratio of aggregate indebtedness to net capital	0.22

Statement pursuant to paragraph (d) of Rule 17a-5:

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II A Focus report as of December 31, 2013.

Continuity Partners Group, L.L.C.

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
December 31, 2013

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
December 31, 2013

None. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(1) thereof.

McGladrey

Independent Auditor's Report
on Internal Control

To the Board of Directors
Continuity Partners Group, L.L.C.
Fairfield, Iowa

In planning and performing our audit of the financial statements of Continuity Partners Group, L.L.C. (Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

McGladrey LLP

Cedar Rapids, Iowa
February 25, 2014